SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL 212-735-2116 DIRECT FAX 917-777-2116 EMAIL ADDRESS RICHARD.GROSSMAN@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 ————— TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 28, 2019

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U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Brookdale Senior Living Inc. Commission File Number: 1-32641 Preliminary Proxy Materials Relating to 2019 Annual Meeting of Stockholders

Ladies and Gentlemen:

On behalf of Brookdale Senior Living Inc., a Delaware corporation (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to the Company’s 2019 annual meeting of stockholders (the “Annual Meeting”).

On July 3, 2019, Land & Buildings Capital Growth Fund, LP (together with certain of its affiliates, “Land & Buildings”) delivered formal notice to the Company, stating its intention to propose two alternative director nominees for election at the Annual Meeting. The Company is filing the Preliminary Proxy Materials because the Preliminary Proxy Materials comments upon and references Land & Buildings’ “solicitation in opposition” (as defined in Rule 14a-6(a) of the Exchange Act) to the Company’s director nominees for election at the Annual Meeting.

August 28, 2019

Please be advised that, in accordance with Rule 14a-6(b) of the Exchange Act, the Company intends to release definitive proxy materials on or prior to September 23, 2019 by sending to its stockholders a definitive proxy statement and form of proxy, as well as a copy of the Company’s annual report for the year ended December 31, 2018. To accommodate the Company’s proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials. Please direct any communications concerning the Preliminary Proxy Material to the undersigned at (212) 735-2116 or Richard.Grossman@skadden.com or to my partner, Joseph A. Coco, at (212) 735-3050 or Joseph.Coco@skadden.com.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

cc:    Brookdale Senior Living Inc.